Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

May 23, 2007

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Partial Amendments of the Articles of Incorporation (Summary translation dated May 18, 2007)
- Notice of Appointment of Independent Auditor (Summary translation dated May 18, 2007)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

5/29

May 18, 2007

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Partial Amendments of the Articles of Incorporation

Nintendo Co., Ltd. ("the Company") hereby announces that at the meeting of the Board of Directors held on May 18, 2007 it resolved to propose the following partial amendments of its Articles of Incorporation at the 67th Annual General Meeting of Shareholders scheduled on June 28, 2007:

1. Reasons for the Amendments

(1) An amendment will prepare and expand the Company's business purposes, in order to clarify them in line with the current condition of the Company's business and to respond to the increased variety of businesses in connection with changes in the business environment, including the spread of the Internet (Article 2).

(2) The Company's Articles of Incorporation will be amended for the following reasons in connection with enforcement of the Corporation Law (Law No. 86, 2005), Ordinance for Enforcement of the Corporation Law (Ordinance of the Ministry of Justice No. 12, 2006), and Ordinance for Corporation Accounting (Ordinance of the Ministry of Justice No. 13, 2006):

1) An amendment will change the public notice method to that of electronic notice to improve the public notice function and convenience as well as to reduce expenses (Article 5).

2) An amendment will newly establish a provision regarding rights of shareholders who hold shares that constitute less than one unit of stock (Article 10).

3) An amendment will change a provision to clarify that procedures related to shareholders' rights, etc., are set forth in the Share Handling Regulations (Article 13).

4) An amendment will establish a new provision to clarify that location of the General Meeting of Shareholders (Article 15, Paragraph 2).

5) An amendment will establish a new provision that enables online disclosure and provision of part of the Reference Documents for the General Meeting of Shareholders, etc. (Article 17)

6) An amendment will add a provision concerning the number of proxies for voting by

proxy at the General Meeting of Shareholders (Article 19, Paragraph 1).

7) An amendment will establish a new provision that allows resolutions of the Board of Directors in writing, etc., to enable it to operate flexibly and efficiently (Article 27, Paragraph 2).

8) Further, amendments will make the necessary changes in connection with enforcement of the Corporation Law.

(3) In addition to the foregoing, the amendments will improve the Articles of Incorporation as a whole, including thorough reorganization of their structure, revisions of their wording, etc.

2. Details of amendments

3. Schedule

Annual general meeting of shareholders to be held on June 28, 2007

Amendment of the Articles of Incorporation to be effective as of June 28, 2007

May 18, 2007

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Appointment of Independent Auditor

Nintendo Co., Ltd. (the "Company") hereby announces that at the Board of Directors Meeting held today, resolutions pertaining to the appointment of independent auditor to be proposed at the 67th Annual General Meeting of Shareholders scheduled on June 28, 2007 have been made with the approval of the Board of Auditors as follows:

1. Reason for the Appointment

The Company's independent auditor Misuzu Audit Corporation (formerly known as ChuoAoyama PricewaterhouseCoopers) was instructed by the Financial Services Agency to suspend its operations for a two month period between July 1, 2006 and August 31, 2006. This led the auditing firm to forfeit its qualification as the Company's independent auditor.

Given this situation, in order to avoid the absence of an independent auditor, Yamaguchi Audit Corporation has been appointed as the Company's temporary independent auditor at the Board of Auditors Meeting held on July 12, 2006. Under such circumstances, in order to doubly ensure the audit and its consistency, the Company has decided, in the Board of Auditors held on September 4, 2006, to appoint Misuzu Audit Corporation as an additional temporary independent auditor of the Company in association with Yamaguchi Audit Corporation.

Kyoto Audit Corporation (to which the certified public accountants of Misuzu Audit Corporation Kyoto Branch, who are well aware of the Company's business and the accounting policies and have performed fair and strict audit, will be transferred,) is appointed as the Company's most qualified independent auditor in order to maintain the audit consistency.

2. Name and Address of Independent Auditor to be Appointed

Name: Kyoto Audit Corporation
Address: 8 Naginataboko-cho, Shijokarasuma Higashiiru
Shimogyo-ku, Kyoto
Japan

3. Name and Address of Resigning Temporary Independent Auditors

Name: Yamaguchi Audit Corporation
Address: Yoyogikoenmae Building
3, Yoyogidori 2-chome
Shunan-shi, Yamaguchi
Japan

Name: Misuzu Audit Corporation
Address: Kasumigaseki Building
2-5, Kasumigaseki 3-chome
Chiyoda-ku, Tokyo
Japan

4. Date of Appointment

June 28, 2007

END